Exhibit 99.1

Ballard Reports Q1 2021 Results

•	$1.3bn cash reserves supports increased and accelerated investment
•	Strong market interest reflected in high level of commercial activity

VANCOUVER, BC, May 3, 2021 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced consolidated financial results for the first quarter ended March 31, 2021. All amounts are in U.S. dollars unless otherwise noted and have been prepared in accordance with International Financial Reporting Standards (IFRS).

"Supported by a strengthening policy backdrop and increased customer engagement, we have clearer line of sight on long-term growth in our core medium- and heavy-duty motive applications of bus, truck, rail and marine," said Randy MacEwen, President and CEO. "As a result, 2021 will be marked by increased and accelerated investment ahead of market tipping points. Bolstered by a fortified balance sheet, we will deepen our investments in talent, technology, products, advanced manufacturing, localization and customer experience."

Mr. MacEwen continued, "In Q1, we delivered revenue of $17.6 million, gross margin of 15% and ending cash reserves of $1.27 billion. Although the China market remained muted while awaiting further policy pronouncements, activity levels were high across the entire Ballard organization. Indeed, on the commercial front, we witnessed unprecedented customer and industry engagement across our markets."

Mr. MacEwen added, "We are pleased with the growing underlying interest for fuel cell buses in Europe, including follow-on orders from Wrightbus and Solaris. In the truck market, we progressed our co-development work with the Weichai-Ballard joint venture in China and with MAHLE on a fuel cell engine for the European market. Furthermore, yesterday we announced a strategic collaboration with Linamar, focused on powertrains and components for the class 1 and 2 vehicle market in North America and Europe. We have also announced a collaboration with Chart Industries for the joint development of integrated liquid hydrogen storage and fuel cell solutions for heavy-duty vehicles. We launched several rail programs during the quarter, including a fuel cell locomotive program with CP in Canada, a switching locomotive program in California, and a passenger train program in Scotland. We also initiated design work for a large-scale propulsion system for a marine customer in Australia and announced our membership in the Hydra Consortium for development of fuel cell systems to power heavy-duty mining equipment."

Mr. MacEwen further noted, "On the technology and product development front, we continued to make measured progress on our key development programs, including ongoing work with our Weichai-Ballard JV in China. We are also tracking ahead of plan on our '3x3' fuel cell stack cost reduction program, enhanced by breakthrough designs and performance from our MEAs and bipolar plates, continued progress with our supply chain, and implementation of advanced manufacturing initiatives."

Mr. MacEwen concluded, "All indicators are that we will be set up for strong long-term growth as a result of the accelerated investment we are making this year. We also continue to assess strategic acquisition opportunities that will reduce customer friction points and simplify the customer experience."

Q1 2021 Financial Highlights
(all comparisons are to Q1 2020 unless otherwise noted)

•	Total revenue was $17.6 million in the quarter, a year-over-year decrease of 26% or $6.3 million, the result of lower Power Products and Technology Solutions revenue.
•	The Power Products platform generated revenue of $9.4 million in the quarter, a decrease of 25% or $2.8 million:
•	Heavy Duty Motive revenue was $6.9 million, a decrease of 33% or $3.4 million, due largely to lower product shipments to China;
•	Material Handling revenue was $1.7 million, an increase of 148% or $1.0 million, primarily the result of higher fuel cell stack shipments to Plug Power;
•	Backup Power revenue was $0.8 million, a decrease of 39% or $0.5 million due primarily to lower shipments of fuel cell stacks for backup power in Asia.
•	The Technology Solutions platform generated revenue of $8.2 million in the quarter, a decrease of 29% or $3.4 million, due mainly to lower amounts earned from the Audi program.
•	Gross margin was 15% in Q1, a decline of 6-points due primarily to lower revenue and a shift toward a lower overall margin product and service revenue mix.
•	Cash operating costs[2] increased by 22% to $14.3 million in the quarter, resulting from increased expenditure on research and product development.
•	Adjusted EBITDA[2] was ($14.0) million, compared to ($8.8) million in Q1 2020, primarily as a result of the decrease in gross margin, increase in cash operating costs and higher equity loss in the Weichai-Ballard JV.
•	Net loss and adjusted net loss were ($17.8) million in the quarter, increases of 36%.
•	Net loss per share[2] and adjusted net loss per share[2] were ($0.06), increases of 12%.
•	Cash used by operating activities was ($15.7) million, an increase of 56%, reflecting cash operating loss of ($10.3) million and use in working capital of ($5.4) million.
•	Cash reserves were $1,270.9 million at March 31, an increase of 600% from the end of Q1 2020 and an increase of 66% from the end of the prior quarter, driven by net $527.3 million of cash raised in the quarter from a bought deal offering. Ballard also made a further capital contribution of $3.0 million to the Weichai-Ballard JV in the quarter.
•	During Q1 Ballard received $11.8 million in new orders and delivered orders valued at $17.6 million, reducing the Order Backlog by $5.8 million from the prior quarter, ending Q1 at $112.0 million. The 12-month Order Book was $73.1 million at end-Q1, a decrease of $10.4 million from the prior quarter.

Ballard Power Systems Q1 Results (CNW Group/Ballard Power Systems Inc.)

Q1 2021 Operating Highlights

•	Announced that the Company's PEM fuel cell technology and products have powered Fuel Cell Electric Vehicles, or FCEVs, in commercial Heavy- and Medium-Duty Motive applications for an industry-leading cumulative total of more than 75 million kilometers on roads around the globe.
•	Bus
•	Announced receipt of follow-on purchase orders from Wrightbus for a total of 50 fuel cell modules to power Fuel Cell Electric Buses - FCEBs - planned for deployment in a number of U.K. cities.
•	Received follow-on purchase orders from Solaris Bus & Coach S.A. for 10 fuel cell modules to power buses in The Netherlands.
•	Announced that Ballard is powering the first-ever FCEB - designed and built by Global Bus Ventures - in New Zealand.
•	Recognized Van Hool NV, a long-time bus OEM partner in Belgium, for its selection as a qualified provider of FCEBs for deployment in France.
•	Truck
•	Subsequent to the quarter, announced a strategic alliance with Linamar Corporation for the co-development and sale of fuel cell powertrains and components for class 1 and 2 vehicles, weighing up to 5-tons.
•	Rail
•	Announced that Canadian Pacific (CP) will employ 1.2 megawatts of Ballard fuel cell modules for North America's first hydrogen-powered line-haul freight locomotive.
•	Received a purchase order from Arcola Energy for fuel cell modules to power a passenger train planned for demonstration during COP26, to be hosted by Glasgow City in November 2021.
•	Subsequent to the quarter, announced that Ballard will provide fuel cell modules to Sierra Northern Railway to power a zero-emission switching locomotive in Northern California.
•	Marine
•	Announced a non-binding Memorandum of Understanding with Global Energy Ventures in Australia, for the development of a new fuel cell-powered ship - called C-H2 Ship - designed to transport compressed green hydrogen.
•	Other
•	Signed a non-binding MOU with Chart Industries for the joint development of integrated system solutions that include a fuel cell engine with onboard liquid hydrogen storage and vaporization for heavy-duty vehicles.
•	Subsequent to the quarter, announced Ballard's membership in the Hydra Consortium - together with Mining3 and ENGIE - focused on enabling heavy-duty mining mobile equipment to run on renewable hydrogen, displacing diesel and decarbonizing the mining sector.
•	Subsequent to the quarter, issued Ballard's "Environmental, Social and Governance (ESG) Report 2020", highlighting the Company's performance in a number of key areas and demonstrating an ongoing commitment to transparency and environmental leadership in the fuel cell industry.

Q1 2021 Financial Summary

(Millions of U.S. dollars)	Three months ended March 31,
	2021	2020	% Change
REVENUE
Fuel Cell Products & Services Revenue:[1,2]
Heavy Duty Motive	6.9	10.3	-33%
Material Handling	1.7	0.7	148%
Backup Power	0.8	1.2	-39%
Sub-Total	$9.4	$12.2	-25%
Technology Solutions	8.2	11.6	-29%
Total Fuel Cell Products & Services Revenue	$17.6	$23.8	-26%
PROFITABILITY
Gross Margin $	$2.6	$5.0	-48%
Gross Margin %	15%	21%	-6-points
Operating Expenses	$18.0	$15.2	19%
Cash Operating Costs[3]	$14.3	$11.7	22%
Equity gain (loss) in JV & Associates	($3.0)	($2.5)	-20%
Adjusted EBITDA[3]	($14.0)	($8.8)	-59%
Net Income (Loss)	($17.8)	($13.1)	-36%
Earnings Per Share	($0.06)	($0.06)	-12%
CASH
Cash Used by Operating Activities:
Cash Operating Income (Loss)	($10.3)	($7.0)	-46%
Working Capital Changes	($5.4)	($3.1)	-74%
Cash Used By Operating Activities	($15.7)	($10.1)	-56%
Cash Reserves	$1,270.9	$181.6	600%

For a more detailed discussion of Ballard Power Systems' first quarter 2021 results, please see the company's financial statements and management's discussion & analysis, which are available at www.ballard.com/investors, www.sedar.com and www.sec.gov/edgar.shtml.

Conference Call
Ballard will hold a conference call on Tuesday, May 4, 2021 at 8:00 a.m. Pacific Time (11:00 a.m. Eastern Time) to review first quarter 2021 operating results. The live call can be accessed by dialing +1.604.638.5340. Alternatively, a live audio and slide webcast can be accessed through a link on Ballard's homepage (www.ballard.com). Following the call, the audio webcast and presentation materials will be archived in the 'Earnings, Interviews & Presentations' area of the 'Investors' section of Ballard's website (www.ballard.com/investors).

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars and forklift trucks. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements
This release contains forward-looking statements concerning projected revenue growth, product shipments, gross margin, Adjusted EBITDA, cash operating expenses product sales and market adoption of fuel cell electric vehicles. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard's most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard's actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. These forward-looking statements are provided to enable external stakeholders to understand Ballard's expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

Endnotes:

1 We report our results in the single operating segment of Fuel Cell Products and Services. Our Fuel Cell Products and Services segment consists of the sale and service of PEM fuel cell products for our power product markets of Heavy Duty Motive (consisting of bus, truck, rail and marine applications), Material Handling and Backup Power, as well as the delivery of Technology Solutions, including engineering services, technology transfer and the license and sale of our extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications.

[2] The UAV market has been classified as a discontinued operation in our third quarter of 2020 consolidated condensed financial statements. As such, the assets of the UAV market have been classified as assets held for sale as of September 30, 2020. Furthermore, the historic operating results of the UAV market for both 2020 and 2019 have been removed from continuing operating results and are instead presented separately in the statement of comprehensive income as income from discontinued operations.

[3] Note that Cash Operating Costs, EBITDA, Adjusted EBITDA and Adjusted Net Income (Loss), are non-GAAP measures. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Ballard believes that Cash Operating Costs, EBITDA, Adjusted EBITDA and Adjusted Net Income (Loss) assist investors in assessing Ballard's operating performance. These measures should be used in addition to, and not as a substitute for, net income (loss), cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. For a reconciliation of Cash Operating Costs, EBITDA, Adjusted EBITDA and Adjusted Net Income (Loss) to the Consolidated Financial Statements, please refer to Ballard's Management's Discussion & Analysis.

Cash Operating Costs measures operating expenses excluding stock-based compensation expense, depreciation and amortization, impairment losses or recoveries on trade receivables, restructuring charges, acquisition costs, the impact of unrealized gains or losses on foreign exchange contracts, and financing charges. EBITDA measures net loss from continuing operations excluding finance expense, income taxes, depreciation of property, plant and equipment, and amortization of intangible assets. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, asset impairment charges, finance and other income, the impact of unrealized gains or losses on foreign exchange contracts, and acquisition costs. Adjusted Net Income (Loss) measures net income (loss) from continuing operations excluding transactional gains and losses, asset impairment charges, and acquisition costs.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, investors@ballard.com or media@ballard.com

CO: Ballard Power Systems Inc.

CNW 19:30e 03-MAY-21